02018846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOUTHEAST INVESTMENTS, N.A., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 TYVOLA ROAD, SUITE 104
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK H. BLACK 704-527-7873
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY, BEKAERT & HOLLAND, L.L.P.
(Name — *if individual, state last, first, middle name)*

525 N. TRYON ST., SUITE 1800	CHARLOTTE	NORTH CAROLINA	28202
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

RECEIVED 143 WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, FRANK H. BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHEAST INVESTMENTS, N.A., INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Frank H. Black
Signature

CEO
Title

Notary Public

My Commission Expires 10-19-04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss).~~ Operations
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEAST INVESTMENTS, N.A., INC.

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants

Board of Directors
Southeast Investments, N.A., Inc.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Southeast Investments, N.A., Inc. (the "Company") as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeast Investments, N.A., Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 5, 2002

SOUTHEAST INVESTMENTS, N.A., INC.

Statements of Financial Condition

	December 31, 2001	December 31, 2000
Assets		
Cash and cash equivalents	$ 28,663	$ -
Cash deposited with clearing agent	30,000	30,000
Receivables		
Brokers and dealers	4,232	10,969
Securities owned	-	55,750
Property and equipment, net of accumulated depreciation of $8,198 for 2001 and $4,316 for 2000	11,212	15,094
	$ 74,107	$ 111,813
Liabilities and Stockholder's Equity		
Liabilities		
Margin borrowings	$ -	$ 21,928
Accounts payable and accrued expenses	-	2,620
Amounts due to related party	-	400
Deferred income tax liability	1,622	701
Total liabilities	1,622	25,649
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in-capital	113,955	111,880
Accumulated deficit	(42,470)	(26,716)
Total stockholder's equity	72,485	86,164
	$ 74,107	$ 111,813

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.A., INC.

Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$ 313,720	$ 781,816
Interest and dividends	6,150	8,827
Loss on securities	(4,240)	(54,827)
Total revenues	315,630	735,816
Expenses		
Management fee	72,800	308,400
Commissions	55,177	172,701
Clearing charges	48,625	88,177
Professional fees	14,641	14,906
Rent	16,100	44,800
Advertising	30,496	32,868
Other operating expenses	92,624	125,020
Total expenses	330,463	786,872
Net loss before income tax expense (benefit)	(14,833)	(51,056)
Income tax expense (benefit)	921	(2,062)
Net loss	$ (15,754)	$ (48,994)

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.A., INC.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In-Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balances at December 31, 1999	$ 1,000	$ 90,000	$ 22,278	$ 113,278
Net loss for the year ended December 31, 2000	-	-	(48,994)	(48,994)
Contribution of additional paid-in capital	-	21,880	-	21,880
Balances at December 31, 2000	1,000	111,880	(26,716)	86,164
Net loss for the year ended December 31, 2001	-	-	(15,754)	(15,754)
Contribution of additional paid-in capital	-	2,075	-	2,075
Balances at December 31, 2001	$ 1,000	$ 113,955	$ (42,470)	$ 72,485

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.A., INC.

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net loss	$ (15,754)	$ (48,994)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	3,882	3,226
Net realized gains and losses and changes in net unrealized gains and losses	4,240	57,519
Decrease in receivables from brokers and dealers	6,737	42,700
Decrease in accounts payable and accrued expenses	(3,020)	(32,489)
Increase (decrease) in deferred income taxes	921	(2,340)
Net cash provided by (used in) operating activities	(2,994)	19,622
Cash flows from investing activities		
Purchases of securities	-	(109,986)
Proceeds from sales of securities	51,510	58,669
Purchases of property and equipment	-	(12,544)
Net cash provided by (used in) investing activities	51,510	(63,861)
Cash flows from financing activities		
Increase (decrease) in margin borrowings	(21,928)	21,928
Proceeds from contribution of additional paid-in capital	2,075	21,880
Net cash provided by (used in) financing activities	(19,853)	43,808
Net increase (decrease) in cash and cash equivalents	28,663	(431)
Cash and cash equivalents		
Beginning of year	-	431
End of year	$ 28,663	$ -

See notes to financial statements.

SOUTHEAST INVESTMENTS, N.A., INC.

Notes to Financial Statements
December 31, 2001 and 2000

Note 1 - Nature of operations

Southeast Investments, N.A., Inc. is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company executes general securities transactions for customers located principally in Charlotte, North Carolina and surrounding areas. Trades are cleared principally by FISERV Correspondent Services, a member of the New York Stock Exchange (NYSE).

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Proprietary securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis using the specific identification method. Marketable securities are valued at quoted market values.

Equipment

Equipment is carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method.

Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts provided for deferred taxes relate primarily to the effects of net operating loss carryforwards and differences in depreciation for financial reporting purposes compared to income tax purposes.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SOUTHEAST INVESTMENTS, N.A., INC.

Notes to Financial Statements (continued)
December 31, 2001 and 2000

Note 2 - Summary of significant accounting policies (continued)

Commissions and revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenue from trades of proprietary securities is recorded on trade-date.

Margin account

The Company maintains a brokerage account with Fiserv Correspondent Services. The Company's securities owned are held in this account. Based on the overall value of the account, the Company has the ability to borrow on margin.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense amounted to $30,496 and $32,868 in 2001 and 2000, respectively.

Note 3 - Receivables from brokers and dealers

Amounts receivable from brokers and dealers represent fees and commissions owed to the Company.

Note 4 - Securities owned

Marketable securities previously owned consisted of trading securities recorded at market value. During 2001, the Company sold all investments in equity securities. The Company recognized gross realized losses of $16,772 on the sales of securities of which $12,234 was included in unrealized losses during the year ended December 31, 2000. At December 31, 2000, the Company held investments in equity securities with a book value of $67,984 and a fair value of $55,750. During the year ended December 31, 2000, the Company recorded gross realized losses of $29,548 on these securities and unrealized losses of $27,971.

Note 5 - Concentrations of credit risk and other business concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and unsecured accounts receivable. The Company places its cash and cash equivalents and investment securities with its clearing service firm. Also, in the ordinary course of business, the Company grants credit to its clearing service firm. The clearing service firm is a national financial services firm, and the Company considers risk of loss remote.

SOUTHEAST INVESTMENTS, N.A., INC.

Notes to Financial Statements (continued)
December 31, 2001 and 2000

Note 5 - Concentrations of credit risk and other business concentrations (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

The Company's principal customer base consists of residents of Charlotte and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations.

Note 6 - Capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital ($50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The net capital and net capital ratio were as follows:

	2001	2000
Net capital	$ 60,700	$ 61,693
Net capital ratio (ratio of indebtedness to capital)	0.03 to 1	0.42 to 1

Note 7 - Related party transactions

Several companies related through common ownership provide various management services to the Southeast Investments, N.A., Inc. As defined in the management agreements, these services may include rent, office expenses and broker commissions as well as certain other services. For the years ended December 31, 2001 and 2000, the Company incurred management fees of $72,800 and $275,900, respectively, for services provided by FB, Inc. As of December 31, 2001 and 2000, the Company owed FB, Inc. $0 and $400, respectively, relating to services and expenses incurred during December 2001 and 2000. Also additional management fees were incurred during the year ended December 31, 2000 in the amount of $32,500 to another related party. These fees relate to management services provided to the Company.

Other related party transactions include rent incurred during the years ended December 31, 2001 and 2000, in the amount of $16,100 and $44,800, respectively, to a company related through family of management.

SOUTHEAST INVESTMENTS, N.A., INC.

Notes to Financial Statements (continued)
December 31, 2001 and 2000

Note 8 - Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 9 - Rule 15c3-3

Registrant is exempt from Rule 15c3-3 by paragraph K(2)(ii) and is not required to maintain minimum deposits, as computed in accordance with the reserve formula. As required under the exemption, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all customer accounts.

Note 10 - Restricted cash

The clearing broker requires certain funds be held on deposit as a condition of executing and clearing customer transactions. These amounts are presented as cash deposited with clearing agent on the statements of financial condition.

Note 11 - Income taxes

The provision for income taxes consists of the following components:

	2001	2000
Current provision:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred provision (benefit)	921	(2,062)
	$ 921	$ (2,062)

Deferred income taxes were provided for temporary differences in reporting expenses for financial statement and income tax purposes. These temporary differences arise principally due to certain differences in calculating depreciation expense and the recording of unrealized gains on certain securities owned.

SOUTHEAST INVESTMENTS, N.A., INC.

Notes to Financial Statements (continued)
December 31, 2001 and 2000

Note 11 - Income taxes (continued)

Through 2001, the Company generated a cumulative net operating loss totaling approximately $29,500. This net operating loss may be carried forward and applied against taxable income generated in future years. The Company's net operating loss gives rise to a deferred tax asset of approximately $4,400. Based on the uncertainty relating to the Company's ability to utilize the deferred tax asset, a valuation reserve has been established in the amount of $4,400. The deferred tax asset valuation decreased by $2,300 during 2001.

The net operating loss carryforwards expire starting in 2016 for federal purposes and in 2006 for state purposes.

Income tax returns not barred by the statute of limitations are subject to review by taxing authorities.

Note 12 - Subordinated liabilities

The Company had no subordinated liabilities at December 31, 2001 and 2000.

Note 13 - FOCUS Report

There are no material differences between the Company's net capital computations as presented in the Company's FOCUS report as of December 31, 2001, and net capital as computed based on these financial statements.